Exhibit 99.1

The Hague, February 1, 2007

AEGON appoints Gerbrand Nijman as new head Investor Relations

AEGON N.V. has appointed Gerbrand Nijman (43) as Senior Vice-President for Investor Relations. In this role, Mr. Nijman will lead AEGON’s investor relations activities and further strengthen the company’s investor relations platform.

Mr. Nijman succeeds Michel Hulters, who has led AEGON’s investor relations program for the past five years and has recently accepted a new appointment within AEGON’s group pension business in the Netherlands.

AEGON’s Chief Financial Officer and member of the Executive Board Jos Streppel commented: “AEGON regards it as essential to have ongoing, open and timely communications with the investor community. Given AEGON’s ambitious objectives for the coming years, we are glad to have Gerbrand Nijman’s expertise as we broadly communicate our progress and business developments. We are grateful to Michel Hulters for his many successful contributions to our investor relations initiatives during these past several years.”

Currently Gerbrand Nijman is a specialist equity sales director at ING Bank. Prior to joining ING Bank, he was head of Investor Relations at Royal KPN N.V. and Celtel International. Mr. Nijman has held various financial management positions at Unilever and KPN and previously served as Chief Financial Officer of the Verder Group.

Gerbrand Nijman will begin with AEGON on March 1, 2007.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

010207